November 22, 2013

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:       John Cash
Lisa Etheredge
Asia Timmons-Pierce
Erin Jaskot

Re:           GSE Holding, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 28, 2013
Form 10-Q for the Period Ended June 30, 2013
Filed August 9, 2013
File No. 1-35382

Dear Mr. Cash:

Set forth below are the responses of GSE Holding, Inc. (the “Company”, “we,” or “our”), to the letter from the staff of the Securities and Exchange Commission (the “Staff”), dated October 30, 2013, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2012 and the Company’s Form 10-Q for the period ended June 30, 2013.  For the Staff’s convenience, I have repeated the Staff’s comment below in italics, and the Company’s response follows directly below the Staff’s comment.

Form 10-K for the Year Ended December 31, 2012

Business, page 1

1.
We note the discussion in your earnings call for the fourth quarter of 2012 relating to your project pipeline and current backlog.  In future filings, please include the backlog disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

Response:

In response to the Staff’s comment the Company has added the following disclosure regarding backlog within Management’s Discussion & Analysis in its Quarterly Report on Form 10-Q for the period ended September 30, 2013 [additions reflected in bold/underline font].

Backlog

At September 30, 2013, we had a backlog of unfilled orders of $97.6 million compared to a backlog of $91.2 million at September 30, 2012. Backlog includes only unfilled orders for which we have received purchase orders from the customer.  The timing of recognition of revenue out of backlog is not always certain, as it is subject to a variety of factors that may cause delays many of which are beyond our control.

We will include similar disclosure regarding backlog in future filings.

Management’s Discussion and Analysis…, page 29

Year Ended December 31, 2012 Compared to Year Ended December 21, 201, page 34

2.
Please show us how you will revise your future filings to more fully address how changes in foreign currency exchange rates affected each of your material income statement line items for the periods presented.  For example, your current discussion appears to focus primarily on the impact to net sales and gross profit but it is unclear how cost of products and SG&A were affected.

Response:

The Company acknowledges the Staff’s comment and will revise future filings to address how changes in foreign currency exchange rates impact material income statement line items.  We included disclosure within Management’s Discussion & Analysis in our Quarterly Report on Form 10-Q for the period ended September 30, 2013 as follows [foreign currency exchange rate disclosures are reflected in bold/underline font]:

Net Sales

Consolidated net sales decreased $3.2 million, or 2.7%, to $118.0 million for the three months ended September 30, 2013 from $121.2 million for the three months ended September30, 2012. Consolidated net sales decreased $2.9 million due to lower volumes and approximately $1.0 million due to changes in product mix. Net sales were positively affected by approximately $0.7 million from changes in foreign currency exchange rates, principally the Euro.

Cost of Products

Cost of products increased $4.1 million, or 4.1%, to $104.3 million for the three months ended September 30, 2013 from $100.2 million for the three months ended September 30, 2012. Cost of products increased $5.8 million due to increases in raw material cost, and $0.5 million due to changes in foreign currency exchange rates, which were partially offset by the lower volumes.

Gross Profit

Consolidated gross profit for the three months ended September 30, 2013 decreased $7.4 million, or 34.9%, to $13.7 million compared to $21.1 million in the prior year period due to the factors noted above.  Gross profit as a percentage of net sales was 11.6% for the three months ended September 30, 2013 compared with 17.4% for the three months ended September 30, 2012. The decrease in gross profit as a percentage of net sales was due to the continued competitive pricing pressure in North America. Gross profit was positively affected by approximately $0.2 million from changes in foreign currency exchange rates, principally the Euro.

Selling, General and Administrative Expenses

Selling, General and Administrative (“SG&A”) expenses for the three months ended September 30, 2013 was $12.5 million compared to $11.9 million for the three months ended September 30, 2012, an increase of $0.6 million primarily due to an increase in severance costs.  The increase in severance costs was the result of the departure of our former President & CEO in July 2013 along with the departure of other corporate employees during the third quarter ending September 30, 2013. SG&A expenses for the three months ended September 30, 2013 increased less than $0.1 million due to changes in foreign currency exchange rates. SG&A as a percentage of net sales for the three months ended September 30, 2013 was 10.6% compared to 9.9% for the three months ended September 30, 2012.

We will include similar disclosures in future filings where the impact is material or otherwise necessary to understand our results of operations.

Consolidated Financial Statements, page 50

2. Summary of Significant Accounting Policies, page 56

3.
In future filings, please disclose whether a portion of your depreciation and/or amortization is included in cost of products.  If depreciation or amortization is not allocated to cost of products, please remove the gross profit subtotal from your future filings.  In addition, please ensure that your disclosures throughout the filing relating to cost of products indicate that it is exclusive of depreciation and/or amortization.  Please refer to SAB 11:B.

Response:

A portion of depreciation and amortization is included in cost of products.  The Company acknowledges the Staff’s comment and will revise future filings accordingly.  The Company included the following disclosure within Note 8 the Unaudited Condensed Consolidated Financial Statements in its Quarterly Report on Form 10-Q for the period ended September 30, 2013 [additions reflected in bold/underline font]:

Depreciation and amortization expense related to production property, plant and equipment is included as a component of cost of products in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the three and nine months ended September 30, 2013 and 2012, respectively.

Exhibits 31.1 and 31.2

4.
We note that your management certifications do not conform to the format provided in Item 601(b)(31) of Regulation S-K.  Specifically, the opening sentence of paragraph 4 should make reference to the certifying officers’ responsibility for establishing and maintaining internal controls over financial reporting as well as disclosure controls and procedures.  Please amend your Form 10-K accordingly and in doing so, re-file your Form 10-K in its entirety.  When you amend your Form 10-K, please ensure that your management certifications are currently dated and make reference to the Form 10-K/A.

Response:

The Company acknowledges the Staff’s comment and will amend its Annual Report on Form 10-K for the year ended December 31, 2012.

Form 10-Q for the Period Ended June 30, 2013

Condensed Consolidated Financial Statements, page 3

11. Long Term Debt, page 11

5.
In the third paragraph on page 12 you disclose that the sixth amendment reduced your borrowing capacity under the revolving credit facility from $35 million to approximately $21.5 million and that after the amendment, you had utilized the full capacity under the First Lien Credit Facility.  However, in the fifth paragraph on page 12 you indicate that you had $19.5 million of capacity under the Revolving Credit Facility after taking into account outstanding loan advances and letters of credit.  Please supplementally clarify for us how much borrowing capacity was available to you under the Revolving Credit Facility as of June 30, 2013 and revise your future filings to ensure that this information is clearly disclosed.

Response:

The Company supplementally advises the Staff that the Company had no borrowing availability under its Revolving Credit Facility as of June 30, 2013.  The Company acknowledges the Staff’s comment and will clarify such disclosure in future filings.

6.
We also note your disclosure on page 11 that you were not in compliance with the total leverage ratio covenant, necessitating a waiver and sixth amendment to the facility.  We also note your disclosure on page 12 that you expect to meet your debt covenants through June 30, 2014.  Please confirm that, if it becomes reasonably likely that, without a waiver or amendment to the facility, you may violate one or more of your debt covenants again in the future, you will revise your future filings to disclose the required ratios/amounts for any material debt covenants as well as the actual ratios/amounts as of each reporting date. This will allow investors to better understand your current compliance status and ability to meet your financial covenants.  Please also confirm that, if these requested disclosures become applicable, you will show the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. Please see Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Response:

The Company confirms to the Staff that if it becomes reasonably likely that, without a waiver or amendment, the Company believes it will violate covenants in its debt facilities, the Company will include disclosure of the required and actual ratios/amounts for material covenants along with specific computations and reconciliations to US GAAP amounts, if necessary.

Management’s Discussion and Analysis …, page 19

Critical Accounting Policies and Estimates, page 29

7.
You disclose on page 29 that the fair value of your North America reporting unit exceeded the carrying value by only 5% as of December 31, 2012.  We further note from your MD&A discussion on pages 19 and 20 that North America net sales decreased by $8.7 million (9%) and gross profit decreased by $4.9 million (22%) during the six months ended June 30, 2013.  Please tell us how you considered ASC 350-20-35-30 in determining it was not necessary to also perform an interim goodwill impairment test for your North America reporting unit as of June 30, 2013.

Response:

Under ASC 350-25-35-30, “Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount… Paragraph 350-20-35-3C(a) through (g) includes examples of such events and circumstances…”

As of June 30, 2013, we considered the events and circumstances identified in ASC 350-25-25-3C as follows:

a.
Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets.

Consideration: No material items noted. We had obtained a waiver for a covenant violation and believed we would have access to sufficient capital in the future.

b.
Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development

Consideration: As of June 30, 2013:

-	Volumes had declined versus the prior year, however gross margin as a percentage of revenue had not declined significantly (down 3.4 points).

-	Volumes were expected to improve going forward.

-
We were evaluating the markets, which is a continuous process, and believed the decrease in volumes and margins could be short-term in nature.  At the time, we had not concluded there was a permanent/long-term change that would impact our long-term outlook for the business.

c.	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

Consideration: No such matters noted.

d.	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods

Consideration: Same as (b) above.

e.	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

Consideration: Our former President and CEO, Mark Arnold, resigned as of July 1, 2013.

f.
Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

Consideration: No such matters noted.

g.	If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).

Consideration: No such matters noted.

Based on our assessment of the totality of information available, we had identified that certain circumstances were present; however, we did not believe that the information had risen to a level of “more likely than not” that there was an impairment.  Based on this, we concluded that it was not more likely than not that the fair value of the North America reporting unit was less than its carrying amount.  Accordingly, the first and second steps of the goodwill impairment test were unnecessary.

We did, however, understand that confirming events could occur in the latter half of 2013 that would necessitate an interim impairment test prior to our annual test.  Please note that during the third quarter of 2013, the Company again considered the events and circumstances identified in ASC 350-25-25-3C, and identified the following:

-	A further increased competitive environment – gross margins further declined to 13.1% in Q3 2013 (vs. 24.8% in Q3 2012 and 17.9% in Q2 2013)

-	Under-achievement of previous financial projections in Q3

-	Projected continued difficulties in the North America market on a long-term basis in connection with forecasting done during the third quarter.

-	A significant drop in stock price – from $5.79 as of June 30, 2013 to less than $3 for the latter part of the quarter

Based on these factors, the Company performed an interim goodwill impairment test, which resulted in an impairment charge of $25.2 million relating to the North America reporting unit, which represents all of the goodwill relating to North America.

As requested in your letter, dated October 30, 2013, to the Company regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2012 and the Company’s Form 10-Q for the period ended June 30, 2013, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact me at 281-230-6733.

Sincerely,

/s/ Daniel Storey

Daniel Storey,
Senior Vice President & Chief Financial Officer
GSE Holding, Inc.